UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  n/a )*

Integrated Media Technology Limited
(Name of Issuer)

Ordinary shares
(Title of Class of Securities)

Q49376108
(CUSIP Number)

September 20, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)
☒       Rule 13d-1(c)
☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. Q49376108	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Xinyuandi International Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
688,408 Ordinary Shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
688,408 Ordinary Shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
688,408 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.37% (*)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated based upon 9,329,420 outstanding shares of Common Stock of the Issuer, as disclosed by the Issuer in its Form F-1A filing, dated December 21, 2021, and filed with the Securities and Exchange Commission on December 21, 2021.

CUSIP No. Q49376108	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zhendong ZHANG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
688,408 Ordinary Shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
688,408 Ordinary Shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
688,408 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.37% (*)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Calculated based upon 9,329,420 outstanding shares of Common Stock of the Issuer, as disclosed by the Issuer in its Form F-1A filing, dated December 21, 2021, and filed with the Securities and Exchange Commission on December 21, 2021. Mr. Zhendong ZHANG is the sole member of Xinyuandi International Holdings Limited.

CUSIP No. Q49376108	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:
Integrated Media Technology Limited

(b)	Address of Issuer’s Principal Executive Offices:
Suite 801 Siu On Centre 188 Lockhart Road, Wanchai, Hong Kong

Item 2.

(a)	Name of Person Filing:

This report is filed by Xinyuandi International Holdings Ltd and Zhendong ZHANG with respect to the shares of Ordinary Shares of the Issuer that are directly beneficially owned by Xinyuandi International Holdings Limited and indirectly beneficially owned by the other reporting and filing persons.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

(b)	Address of Principal Business Office or, if None, Residence:
No. 1222, Block B, Building 7 Qiaoxiang Mansion, Qiao Xiang Road, Futian District, Shenzhen, China

(c)	Citizenship:
Xinyuandi International Holdings Ltd is a limited liability company incorporated in British Virgin Islands.
Zhendong ZHANG is a Chinese citizen.

(d)	Title of Class of Securities:
Ordinary shares

(e)	CUSIP Number:
Q49376108

Item 3.	If This Statement is Filed Pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b).

CUSIP No. Q49376108	Page 5 of 6 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned by the Reporting Persons: 688,408 Ordinary Shares

(b)	Percent of Class: 7.37%

(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote:	688,408 Ordinary Shares
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	688,408 Ordinary Shares
(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

CUSIP No. Q49376108	Page 6 of 6 Pages

Item 10.	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2021

Xinyuandi International Holdings Ltd
By:	/s/ Zhendong ZHANG
Name:	Zhendong ZHANG
Title:	Director

Zhendong ZHANG
By:	/s/ Zhendong ZHANG
Name:	Zhendong ZHANG

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. Q49376108	SCHEDULE 13G
EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: December 29, 2021

XINYUANDI INTERNATIONAL HOLDINGS LTD
By: /s/ Zhendong ZHANG
Name: Zhendong ZHANG
Title: Director

Zhendong ZHANG
By: /s/ Zhendong ZHANG
Name: Zhendong ZHANG